

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 8, 2005

Mr Byron S. James
Secretary, CFO
Mother Lode Gold Mines Consolidated
1312 Concannon Boulevard
Livermore, CA 94550

> **Re: Mother Lode Gold Mines Consolidated**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Filed June 7, 2005**
> **File No. 0-16468**

Dear Mr. James:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General

1.   We note that your filing does not appear to comply with certain requirements
        prescribed under Form 10-KSB. Please revise your filing disclosure to address
        each of the following:

        •   Please revise Item 5 of Form 10-KSB to disclose the market in which your
            stock trades and the number of holders of record as of the balance sheet date
            in accordance with Item 201 of Regulation S-B.

        •   Please revise MD&A to comply with the disclosure requirements of Item 303
            of Regulation S-B.

        •   Please reconcile the amounts reported in selected financial data to the
            amounts reported in the Consolidated Statement of Operations.

        •   Please include disclosures regarding your disclosure controls and procedures
            as required by Item 307 of Regulation S-B.

        •   Please revise your Officers' Certifications (Refer to Commission Release 33-
            8124) to refer to an annual period rather than a quarterly period.

        •   Please provide audited financial statements prepared in accordance with U. S.
            GAAP and the related audit opinion as required by Rule 310 of Regulation S-
            B.

        •   Please explain how you have accounted for your equity investments in
            Amador United Gold Mines and Pacific FarEast Minerals, Inc.

        •   Please explain why you believe you are reasonably assured of being able to
            collect certain accounts receivable. We note an account receivable from
            Amador United Gold mines which would appear to represent a receivable
            from an equity method investee. In addition, we noted that Amador did not
            have operations in 2004.

        •   Please disclose summarized financial data in the notes to your financial
            statements for your equity method investees, if significant. Refer to Item 3-
            10(b)(2)(iii) of Regulation S-B.

        •   Please explain why your property rights asset is not impaired given your
            disclosure which indicates the abandonment of the property.

- It appears you should provide inception to date information in accordance with SFAS 7. Please explain why this disclosure is not required.

- It appears that your fully diluted EPS determination includes anti-dilutive securities. Please support your calculation of fully diluted EPS. Refer to paragraph 16 of SFAS 128.

- Please revise your Statement of Cash Flows so that it reconciles to your change in cash.

- Explain how you have accounted for your debt relief and/or liabilities associated with your preferred shares.

  Please revise your filing to include all disclosure required by Form 10-KSB or tell us why those requirements would not apply. Refer to Form 10-KSB instructions. In the event you believe a requirement is not applicable please cite the authoritative literature supporting your conclusion.

2.   We note that you have not filed quarterly reports as required by Rule 310(b) of Regulation S-B. Please either file these quarterly reports or demonstrate how you are exempt from the filing requirements by supporting your conclusions with citations to authoritative literature.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions."

                                        Sincerely,

                                        Jill S. Davis
                                        Branch Chief